Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Percentage of Ownership
Energy and Water Development Deutschland GmbH	Germany	100%
EAWD Logistik GmbH	Germany	100%
EAWD Mexico SAPI de CV	Mexico	100%